 Exhibit 99.1

Golden Star Resources Completes US$15 Million Bought Deal Financing

TORONTO, May 9, 2016 /CNW/ - Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") has announced today that it has completed its previously announced "bought deal" prospectus offering (the "Offering"), by issuing 22,750,000 common shares (the "Common Shares") at a price of US$0.66 per Common Share for gross proceeds of approximately US$15 million. The Offering was led by BMO Capital Markets. The Company has granted BMO Capital Markets an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 3,412,500 Common Shares at a price of US$0.66 per Common Share to cover over-allotments, if any.

The net proceeds of the Offering will be used for debt reduction as well as for working capital and general corporate purposes.

The Common Shares described above were offered by the Company pursuant to the Company's effective shelf registration statement (including the existing base shelf prospectus) filed with the U.S. Securities and Exchange Commission ("SEC"). A final prospectus supplement relating to the offering was filed with the SEC on May 2, 2016.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus or you may request it, in Canada from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4020 or by email at torbramwarehouse@datagroup.ca and in the United States from BMO Capital Markets Corp. at 3 Times Square, 27th Floor, New York, NY 10036 (Attn. Equity Syndicate), or toll-free at 800-414-3627 or by email at bmoprospectus@bmo.com.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground is expected to commence production in mid-2016 with the Prestea Underground commencing production in mid-2017. Both projects are fully funded and on track to begin production as expected. Production in 2016 is expected to be between 180,000 – 205,000 ounces of gold with costs of $815 - $925 per ounce.

Statements Regarding Forward-Looking Information

This report contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements include, but are not limited to, the planned use of proceeds for the Offering; gold production forecast for 2016; 2016 cash operating costs; the Company's strategy of increasing its operating margins and cash flows; and the timing for first production from Wassa underground and Prestea Underground.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Please refer to the discussion of these and other factors in our Annual Information Form for the year ended December 31, 2015.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: André van Niekerk, Executive Vice President and Chief Financial Officer, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 08:17e 09-MAY-16